Exhibit 99.2

SEABRIDGE GOLD INC.

INTERIM REPORT TO SHAREHOLDERS

AND

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2008

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months and nine months ended September 30, 2008 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.

Report To Shareholders
Quarter Ended September 30, 2008

3rd Quarter Highlights

•  Seabridge agreed to sell Noche Buena to Fresnillo/Newmont joint venture

• Positive metallurgical test work results obtained for KSM project

•  17,000 meter core drill program completed at KSM

•  New drilling at Sulphurets zone confirmed and extended higher grade breccia target

•  KSM drill results continued to upgrade and expand Mitchell zone

Sale of Noche Buena Proceeding

Seabridge has signed a letter of intent to sell its 100% owned Noche Buena project in Sonora, Mexico to Minera Penmont, S. de R.L. de C.V., a joint venture between Fresnillo plc. and Newmont USA Limited, a wholly owned subsidiary of Newmont Mining Corporation. Terms of the sale are US$25 million in cash at closing, a further US$5 million upon commencement of commercial production from Noche Buena and a 1.5% net smelter royalty payable on all production sold for US$800 per ounce of gold or greater. The transaction is expected to close before the end of 2008. Cash proceeds from this transaction will enable Seabridge to advance its core projects – KSM and Courageous Lake – towards feasibility without share dilution.

KSM Metallurgy Highly Positive

Metallurgical test work by G&T Metallurgical Services Ltd. of Kamloops, British Columbia on Seabridge’s 100% owned KSM project predicts gold recoveries averaging 77.4% and copper recoveries averaging 84.8% at a concentrate grade of 25% copper. The results of the test work will be incorporated into the Preliminary Assessment scheduled for completion later this year. The testing focused on the Mitchell zone, which at this early planning stage accounts for more than 85% of the KSM gold resource. The projected gold recoveries are above average for large porphyry deposits and copper recoveries are in line with deposits having similar grade. The metallurgical work also indicates that there are no apparent issues preventing metal recoveries and production of a saleable gold-copper concentrate. The testing demonstrates that commonly used technology and conventional processing are appropriate for commercial recovery of gold and copper values for KSM.

Drill Results at KSM Exceed Expectations

A 35 hole, 17,000 meter core drill program has been completed at KSM. The 2008 program was designed to (i) upgrade inferred resources at Mitchell to indicated, (ii) extend the Mitchell zone resources to the north at better than average Mitchell grades, (iii) explore the down-dip projection of the Sulphurets zone for potential higher grade material, and (iv) provide geotechnical information for pit-slope determination. To date, results have been reported on 19 of the 35 holes drilled this summer of which five were exploratory, 11 were infill and three were geotechnical. Results from the remaining 16 holes are expected over the next several weeks.

Drill hole S-08-06 confirmed the down-dip extension of a breccia zone located in the Sulphurets resource area. This hole encountered gold and copper grades in the breccia zone well above the average for the Sulphurets zone. As a result, two additional off-set holes were drilled as part of the 2008 program with assay results pending. The expansion of the Sulphurets higher-grade breccias zone down-dip opens the possibility that the Sulphurets and Mitchell zones may merge and could be exploited in a single open pit.

Results from all 11 of the infill holes reported to date for the Mitchell zone have met or exceeded model expectations. Accordingly, a significant portion of the inferred resources at Mitchell are now expected to be upgraded to indicated when the next resource estimate is completed in February 2009. All the holes drilled to date to test for the down-dip extension of the Mitchell zone to the north have intersected significant gold and copper mineralization and should therefore allow for a further increase in Mitchell resources. The three geotechnical holes drilled to test the proposed north and south pit walls also identified several zones of mineralization within the conceptual pit which had been classified in the geologic model as waste. Conversion of waste to mineralized material in these areas should help reduce strip ratios and improve project economics.

The Gold Market

As we have argued for many years, the world economy has been in the grip of an historic credit bubble. This bubble is now collapsing faster than we could have imagined, thanks in large part to the erratic policies of the U.S. Treasury and Federal Reserve who saved a number of institutions from bankruptcies before inexplicably losing their nerve on Lehman Bros., much to the detriment of confidence in the world financial system. Deleveraging of the private sector is now proceeding at a rapid pace in parallel with an unprecedented acceleration in the growth of public sector leverage.

How has gold performed in this extraordinary environment? On the one hand, it has outperformed commodities and it is up for the year against most major currencies. But, on the other hand, it has disappointed many of us in the gold sector who had anticipated and planned for a financial and economic environment similar to the one we are now in.

Why is the gold price not higher? In our view, there are three main reasons, each of them short-term in nature – forced liquidation, a strong US dollar and growing fears of deflation.

Liquidation of massive holdings in commodities (including gold) by hedge funds and commodity funds which began in July of this year is continuing although it is probably nearing its end. These speculators used immense leverage to bet on inflation, financed by short positions in the preferred funding currencies – the U.S. dollar and the Japanese yen. As these positions moved against them, forced selling began which fueled more of the same. Credit contraction for the speculators led to margin calls. The evidence is in the open interest for gold on COMEX which is down over 40% from the highs and now back to levels of two years ago when the inflation trade became popular. The gold price will ultimately benefit as the excess leverage is run out of the system but the short term impact has been very negative.

Second, the U.S. dollar screamed upward from July through October, primarily the result, in our view, of an historic short squeeze. Because of its depth of market, low interest rates and downward price trend, the U.S. dollar was borrowed and sold to finance speculations in developing markets and commodities. As these trades unwound, the dollar was bought aggressively. The trend reversal was strengthened by a flight into dollars by investors fearing a collapse of the global banking system and the ravages of deflation. These investors bought the hugely-liquid short end of the U.S. treasury market. Essentially, the dollar replaced gold as a safe-haven investment.

Finally, many investors now fear that we are entering a deflationary period when cash will outperform other investments. In part, this thinking reflects the widespread confusion that equates asset deflation and debt default with monetary deflation. Falling asset prices do not reduce the money supply nor does debt default. It is true that deleveraging in the form of debt repayment does reduce money supply if the lenders involved do not re-lend. But we at Seabridge have an abiding faith in the ability of central banks to re-inflate the money supply and expand credit in a fiat monetary system. Once inflation expectations are reignited, investors will be forced out of treasuries and cash.

The efforts of the Federal Reserve and other central banks could not be clearer. While they talk about deflation, they are engaged in inflating the monetary base at extraordinary and unprecedented rates using a bewildering array of indirect and direct lending programs. The balance sheet of the Federal Reserve grew to US$500 billion from 1913 (when the Federal Reserve was created) to 1997, a period of 84 years. The second increment of US$500 billion was added to the Federal Reserve balance sheet from 1997 to September 1, 2008, a period of 11 years. The third US$500 billion increment was added in September of this year and the fourth US$500 billion was tacked on in October. The Federal Reserve balance sheet now totals more than two trillion dollars which equates to the adjusted monetary base for the United States. Less than ten percent of the Fed’s balance sheet now consists of U.S. treasuries compared to the historic average of nearly 95%. This deterioration in the quality of the Fed’s balance sheet will weaken the U.S. dollar over time.

Much of this increase in the Fed’s balance sheet has been injected as bank reserves. Will the banking system lend this money into the economy? We are convinced that the profit potential will prove irresistible, likely beginning with the purchase of quality corporate debt which is now paying historically high spreads above treasuries. This will move cash into the economy. We also expect that the Federal Reserve will be forced to purchase treasury debt with newly created dollars because the U.S. Treasury will not be able to sell enough debt to other investors to finance all of its bailouts and because the Fed is nearly out of treasuries itself having swapped them for junk debt from the banking sector. Monetizing treasury debt will rightly be perceived as highly inflationary.

Some economists assume that the Federal Reserve will attempt to recover the excess liquidity it has created as soon as it is not needed. We do not see how this will be possible anytime soon given the weakness in the financial system and the overall economy. We believe that it is the intention of the Federal Reserve and other central banks to prevent massive defaults and catastrophic unemployment by inflating the money supply. We are confident they will succeed and that inflation will be evident as soon as next spring. As inflation takes hold, private deleveraging will slow and possibly reverse as speculators try to find offsets to the declining value of money. In our view, the first asset to benefit from perceptions of inflation will be gold and the common equity of those companies that hold it.

Financial Results

During the three month period ended September 30, 2008, Seabridge posted a net loss of $895,000 ($0.02 per share) compared to a loss of $1,473,000 ($0.04 per share) for the same period last year. During the third quarter, Seabridge invested $6,960,000 in mineral interests, primarily at KSM, compared to $4,042,000 during the same period last year. At September 30, 2008 net working capital was $10,532,000 compared to $25,019,000 at December 31, 2007.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk
Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
November 13, 2008

Management’s Discussion and Analysis

Three Months and Nine Months Ended September 30, 2008

This Management’s Discussion and Analysis is dated November 13, 2008 and reflects the three-month and nine-month periods ended September 30, 2008 and should be read in conjunction with the consolidated financial statements for the same periods and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2007. The Company also published an Annual Information Form and an Annual Report on Form 20-F report filed with the U.S. Securities and Exchange Commission.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia.  Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” (having moved from the TSX Venture Exchange effective July 14, 2008) and in the United States on the New York Stock Exchange Alternext under the symbol “SA”.

Results of Operations
For the three month period ended September 30, 2008, the net loss was $895,000 or $0.02 per share compared to $1,473,000 or $0.04 per share in the same period of 2007.   In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $182,000 compared to $160,000 in the 2007 period.  The Company’s interest income from cash investments was $122,000 down from $317,000 in the same period of 2007.  In the second quarter of 2007 the Company received $27 million from the exercise of warrants thus increasing cash balances available to invest. Subsequently, the Company has spent considerable amounts on advancing the KSM project.  Corporate and general expenses were lower in the 2008 period due primarily to stock option expenses which were lower in 2008 by $667,000.

For the nine month period ended September 30, 2008, the net loss was $3,106,000 or $0.08 per share compared to $4,206,000 or $0.12 per share in the same period of 2007.   In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $470,000 compared to $480,000 in the 2007 period.  The Company’s interest income from cash investments was $530,000 compared to $533,000 in the same period of 2007.  In the second quarter of 2007 the company received $27 million from the exercise of warrants thus increasing cash balances available to invest. Corporate and general expenses were lower in the 2008 period due to bonuses granted in the 2007 period and stock option expenses which were lower in 2008 by $708,000.

Quarterly Information
Selected financial information for the first three quarters of 2008 and each of the quarters for fiscal years 2007 and 2006:

	3rd Quarter Ended September 30, 2008	2nd Quarter Ended June 30, 2008	1st Quarter Ended March 31, 2008
Revenue	$ Nil	$ Nil	$ Nil
Loss for period	$ (895,000)	$ (1,305,000)	$ (906,000)
Loss per share	$ (0.02)	$ (0.03)	$ (0.02)

	4th Quarter Ended December 31, 2007	3rd Quarter Ended September 30, 2007	2nd Quarter Ended June 30, 2007	1st Quarter Ended March 31, 2007
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Loss for period	$(1,336,000)	$ (1,473,000)	$ (1,947,000)	$ (786,000)
Loss per share	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.02)

	4th Quarter Ended December 31, 2006	3rd Quarter Ended September 30, 2006	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$(1,598,000)	$ (1,878,000)	$ (1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.05)	$ (0.06)	$ (0.03)	$ 0.04

The loss in the second and third quarters of 2007 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.  The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

The income for the first quarter in 2006 was due to the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of the flow-through financings completed in 2005.

Mineral Interest Activities
For the nine-month period ended September 30, 2008, the Company incurred expenditures of $12,980,000 on mineral interests compared to $6,376,000 in the same period of 2007.  The 2008 expenditures included the $9.4 million spent at the KSM project where exploration drilling and engineering, environmental and metallurgical studies continued.  In addition, $1.9 million was spent at the Noche Buena project mainly for the acquisition costs of the project surface rights.

For the balance of 2008, work will continue at KSM including completion of a 17,000 meter drill program, environmental base-line studies and completion of a Preliminary Economic Assessment.

Liquidity and Capital Resources
Working capital at September 30, 2008, was $10,532,000 compared to $25,019,000 at December 31, 2007.  Cash was utilized in the 2008 period for operations in the amount of $2,010,000 (2007 - $2,525,000) and for mineral interests $12,280,000 (2007 - $6,150,000). In the 2007 period, the Company received $30.0 million from the exercise of warrants and options compared to $384,000 in the 2008 period.  The Company’s cash position is sufficient to provide for operating and exploration activities for the next two years.

In September 2008, the Company signed a letter of intent to sell the Noche Buena project for US$25 million on closing, a further US$5 million upon commencement of commercial production and a 1.5% net smelter royalty payable on all production sold for US$800 per ounce of gold or greater.  Closing of the transaction is expected before the end of 2008. The carrying value of the Noche Buena project is $8,249,000 and the expected net proceeds are significantly in excess of the carrying value.

During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake towards feasibility determination.  In addition, the Company will continue to seek to sell off its non-core projects.  Closing of the sale of Noche Buena will ensure that the Company has sufficient capital on hand through at least 2010 for its project holding costs and other corporate requirements.  The Company has stated in its business plan that it will not place properties into commercial production so funds are not required for capital costs.

Shares Issued and Outstanding
At November 13, 2008, the issued and outstanding common shares of the Company totalled 37,348,685.  In addition, there were 1,317,500 stock options granted and outstanding (of which 120,000 were unexercisable).  On a fully diluted basis there would be 38,666,185 common shares issued and outstanding.

Related Party Transactions
During the nine-month period ended September 30, 2008, a private company controlled by a director of the Company was paid $10,700 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $150,000 for corporate consulting services rendered; and a third director was paid $12,000 for geological consulting services.

Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 4 to the interim consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The adoption of 3863 does not have any effect on the consolidated financial statements presentation. The Company has included disclosures recommended by the new Handbook section in Note 6 to the interim consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact was not material.

Changes in Accounting Standards Not Yet Adopted
Goodwill and Intangible Assets
In February 2008, CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

November 13, 2008

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
September 30, 2008 and December 31, 2007
(unaudited, 000's of Canadian dollars)
	September 30,	December 31,
Assets	2008	2007
Current Assets
Cash and cash equivalents	$11,160	$13,480
Short-term deposits	-	11,557
Amounts receivable and prepaid expenses	607	420
Marketable securities	109	241
	11,876	25,698

Mineral Interests and Assets Available for Sale (Note 3)	75,648	62,668
Reclamation Deposits	1,301	1,305
Property and Equipment	145	191

	$88,970	$89,862

Liabilities
Current Liabilities
Accounts payable and accruals	$1,344	$679

Provision for Reclamation Liabilities	1,969	1,849
Future Income Tax Liabilities	117	587
	3,430	3,115
Shareholders' Equity
Share Capital (Note 4)	110,221	109,736
Stock Options (Note 4)	5,843	4,283
Contributed Surplus	20	20
Deficit	(30,457)	(27,351)
Accumulated Other Comprehensive (Loss) Income	(87)	59
	85,540	86,747

	$88,970	$89,862

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended September 30, 2008 and 2007
(unaudited, 000's of Canadian dollars, except income per share)
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2008	2007	2008	2007
Expenditures
Corporate and general	$ 1,225	$ 1,774	$ 4,146	$ 4,926
Interest income	(122)	(317)	(530)	(533)
Foreign exchange (gains) losses	(26)	176	(40)	293
Loss Before Income Taxes	1,077	1,633	3,576	4,686
Income tax recoveries	(182)	(160)	(470)	(480)
Net Loss for Period	895	1,473	3,106	4,206
Deficit, Beginning of Period	29,562	24,542	27,351	21,809
Deficit, End of Period	$ 30,457	$ 26,015	$ 30,457	$ 26,015

Loss per Share - basic and diluted	$ 0.02	$ 0.04	$ 0.08	$ 0.12
Weighted Average Number of Shares Outstanding	37,348,018	37,104,018	37,307,399	35,556,796

Consolidated Statements of Comprehensive Loss
For the Periods Ended September 30, 2008 and 2007
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2008	2007	2008	2007

Net Loss for Period	$ 895	$ 1,473	$ 3,106	$ 4,206
Other Comprehensive Loss (Income)	66	19	146	(43)
Comprehensive Loss	$ 961	$ 1,492	$ 3,252	$ 4,163

Consolidated Statements of Accumulated Other Comprehensive Loss
For the Periods Ended September 30, 2008 and 2007
(unaudited, 000's of Canadian dollars)
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2008	2007	2008	2007
Balance, Beginning of Period	$ 21	$ (62)	$ (59)	$ -
Other Comprehensive Loss (Income)	66	19	146	(43)
Balance, End of Period	$ 87	$ (43)	$ 87	$ (43)

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended September 30, 2008 and 2007
(unaudited, 000's of Canadian dollars)
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2008	2007	2008	2007
Cash Provided from (Used for) Operations
Net loss for period	$(895)	$(1,473)	$(3,106)	$(4,206)
Items not involving cash
Stock option compensation	357	1,024	1,661	2,369
Accretion	40	33	120	100
Amortization	9	11	28	17
Foreign exchange	-	53	-	120
Income tax recoveries	(182)	(160)	(470)	(480)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(194)	(288)	(47)	(376)
Accounts payable and accruals	(102)	(96)	(196)	(69)
	(967)	(896)	(2,010)	(2,525)
Investing Activities
Mineral interests	(6,960)	(4,042)	(12,280)	(6,150)
Property and equipment	-	(43)	9	(175)
Reclamation deposits	-	-	20	(200)
Short-term deposits	-	-	11,557	-
	(6,960)	(4,085)	(694)	(6,525)
Financing Activities
Issue of share capital (Note 4)	16	1,122	384	30,033
Net Cash Provided	(7,911)	(3,859)	(2,320)	20,983
Cash and Cash Equivalents, Beginning of Period	19,071	30,628	13,480	5,786
Cash and Cash Equivalents, End of Period	$11,160	$26,769	$11,160	$26,769

Changes in Accounts Receivable and
Liabilities in Mineral Interests	$(30)	$180	$691	$351

Notes to the Consolidated Financial Statements
At September 30, 2008
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2007.

2.     Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 4 to these interim consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The adoption of 3863 does not have any effect on the consolidated financial statements presentation. The Company has included disclosures recommended by the new Handbook section in Note 6 to these interim consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact was not material.

Changes in Accounting Standards Not Yet Adopted

Goodwill and Intangible Assets
In February 2008, CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.     Mineral Interests and Assets Available for Sale
Expenditures on projects during the nine-month periods ended September 30, 2008 and 2007 were as follows (000’s):

	Balance, Dec. 31, 2007	Expenditures Quarter 1, 2008	Expenditures Quarter 2, 2008	Expenditures Quarter 3, 2008	Balance, Sept. 30, 2008
Courageous Lake	$21,091	$76	$319	$398	$21,884
KSM	25,315	535	2,685	6,209	34,744
Castle Black Rock	473	-	-	43	516
Grassy Mountain	3,362	47	1	57	3,467
Hog Ranch	1,206	1	-	32	1,239
Quartz Mountain	451	-	-	-	451
Red Mountain	1,111	74	48	110	1,343
Pacific Intermountain Gold	3,000	39	315	(11)	3,343
Other Nevada projects	343	-	-	69	412
Noche Buena, Mexico (note)	6,316	1,851	56	26	8,249
	$62,668	$2,623	$3,424	$6,933	$75,648

	Balance, Dec. 31, 2006	Expenditures Quarter 1, 2007	Expenditures Quarter 2, 2007	Expenditures Quarter 3, 2007	Balance, Sept. 30, 2007
Courageous Lake	$20,375	$69	$309	$182	$20,935
KSM	18,779	409	296	3,292	22,776
Castle Black Rock	430	-	17	26	473
Grassy Mountain	3,248	49	27	36	3,360
Hog Ranch	1,145	-	32	18	1,195
Quartz Mountain	442	-	9	-	451
Red Mountain	941	17	12	55	1,025
Pacific Intermountain Gold	2,488	1	252	36	2,777
Other Nevada projects	275	-	16	52	343
Noche Buena, Mexico	5,139	68	637	459	6,303
	$53,262	$613	$1,607	$4,156	$59,638

Note
In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.  The agreement was in the form of a lease but by virtue of the terms of the acquisition, the lease has been determined to be a capital lease.

In September 2008, the Company signed a letter of intent to sell the Noche Buena project for US$25 million on closing, a    further US$5 million upon commencement of commercial production and a 1.5% net smelter royalty payable on all production sold for US$800 per ounce of gold or greater. Closing of the transaction is expected before the end of 2008.  Consequently, this property has been deemed a property available for sale.  The carrying value of the Noche Buena project is $8,249,000 and the expected net proceeds are significantly in excess of the carrying value.

4.	Share Capital
(a)	Common shares were issued during the nine-month period ended September 30, 2008 as follows:

	Shares	Amount (,000)
Balance, December 31, 2007	37,297,885	$109,736
For cash, exercise of stock options	50,800	384
Value of options exercised	-	101
Balance, September 30, 2008	37,348,685	$110,221

Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2008.

Neither the Company nor its subsidiaries is subject to externally imposed capital requirements.

 (b) Stock Options

During the nine-month period ended September 30, 2008, 30,000 one-year options were granted to a consultant and 30,000 five- year options were granted to an employee at a weighted average exercise price of $24.13 each.  The options granted to the consultant vested immediately and the options granted to the employee vest in one year.  In addition, there were 10,000 options granted to a consultant which vest only after certain services have been rendered.  The terms of the services have not been completed and consequently no value has been determined for these options.

The fair value of the 60,000 options which were granted in 2008 has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in a total expense of $456,630 of which $280,729 has been expensed to September 30, 2008 and the balance will be expensed over the vesting period:

Dividend yield	Nil
Expected volatility	61%
Risk free rate of return	2.9%
Expected life of options	3.2 years

In August 2007, 120,000 five-year two-tiered stock options exercisable at $29.60 each were granted to two officers and  were subject to a required increase in the share option plan and the approval of shareholders.   As a result, no expense was recognized until these approvals were received.  These approvals were received at the shareholders’ meeting held on June 18, 2008. The two-tiered options required a $34.00 share price for 10 successive days for the first third to vest, a $37.00 share price for the second third and a $40.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.  The $34 vesting price was achieved in October 2007.

The fair value of the 120,000 two-tiered options which were granted in 2007 has been estimated using a Black Scholes option-pricing model, Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	61.5%
Risk free rate of return	3.4%
Expected life of options	4.1 years

The estimated fair value of the two-tiered options granted in 2007 and approved on June 18, 2008 amounted to $915,160 of which $383,281 has been expensed in the nine-month period ended September 30, 2008 and the balance of $531,879 will be expensed over the vesting period.

A summary of the status of the plan at September 30, 2008 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2007	1,178,300	$4,283,000
Granted - regular options	60,000	281,000
Granted – two-tiered options	120,000	383,000
Exercised	(50,800)	(101,000)
Value of 2007 options vested	-	997,000
Outstanding, September 30, 2008	1,307,500	$5,843,000

5.	Related Party Transactions

During the nine-month period ended September 30, 2008, a private company controlled by a director of the Company was paid $10,700 (Quarter 3 - $3,600) (2007 - $25,800 and $8,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $150,000 (Quarter 3 - $50,000) (2007 - $252,000 and $36,000) for corporate consulting services rendered and a third director was paid $12,000 (Quarter 3 - $4,000) (2007 - $13,400 and $4,300) for geological consulting services.

6.	Financial Instruments

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term investments included in cash and cash equivalents and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian bank guaranteed notes, with terms of 90 days or less, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of goods and services tax due from the Federal Government of Canada and value added tax due from the Government of Mexico and receivables from unrelated companies. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable and prepaid expenses is remote.  The Company also has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns.  The credit risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2008, the Company had cash balances of $842,000 (December 31, 2007 - $1,416,000) to settle current liabilities of $1,344,000 (December 31, 2007 - $679,000). At September 30, 2008, as part of its cash and cash equivalents the Company also had bank-guaranteed investments of $10,318,000 of which $8.3 million matured on October 22, 2008.  All of the Company's financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and USA dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at September 30, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Short term deposits are re-invested each 90 days or less. Sensitivity to a plus or minus 1% change in rates would affect net loss by $103,000 on an annualized basis.

(ii) At September 30, 2008, the Company held US$406,000 which, with a 10% change in exchange rates, would affect the net loss by $41,000.

(iii) Price risk is remote since the Company is not a producing entity.